Filed by Hyperion Solutions Corporation Pursuant to Rule 424
Under the Securities Act of 1933
And Deemed Filed pursuant to Ruled 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

For Immediate Release

Investors contact:	Media contact:
Linda Snyder	Robert Schettino
408/220-8405	408/220-8179
Linda_snyder@hyperion.com	Robert_schettino@hyperion.com

HYPERION ANNOUNCES SIGNIFICANT PROGRESS
IN PLANS FOR INTEGRATING BRIO SOFTWARE

Hyperion Committed to Brio’s Business Intelligence Products

SUNNYVALE, Calif., Sept. 10, 2003 — Hyperion (Nasdaq:HYSL), the leader in Business Performance Management software, today announced it is making significant progress in planning for the integration of Brio Software (Nasdaq:BRIO). These integration efforts will be carried out following the close of Hyperion’s planned acquisition of Brio. The acquisition remains subject to customary closing conditions, including approval of Brio’s stockholders.

     “Our objective in acquiring Brio is to deliver breakthrough performance everywhere, by helping extend Business Performance Management across all departments and from the boardroom to the frontlines,” said Jeff Rodek, chairman and chief executive officer for Hyperion. “It is clearer with every passing day that this is the right strategy and that Brio’s people, products and technology will be the ideal complement to Hyperion.”

Product Planning

     Regarding the products, Rodek said, “We are committed to Brio’s products and plan to innovate and extend their functionality, in addition to integrating them into our Business Performance Management product suite.”

     Rodek also said that Hyperion will sell business intelligence software as a standalone product.

     “Business intelligence is an essential element of Business Performance Management,” he said. “It is also an important component of our ‘start anywhere’ strategy because business intelligence is often the first step a company takes in moving away from ‘spreadsheet hell’ to a more managed, controlled, and collaborative environment.”

     The company is focused on three key areas of product integration in the near term in order to deliver immediate benefit to customers and partners:

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•	Integrate Brio 8 products with Hyperion’s suite-based Business Performance Management applications, enabling customers to view rich operational data in context with their financial reports. With this integration, customers will be able to publish operational reports and integrated dashboards that combine financial data sourced from Hyperion’s BPM applications with operational data from existing transactional systems. The company expects this integration to be available to customers in the December quarter.

•	Integrate Brio Metrics Builder with the Hyperion Platform to create the next generation of content-driven applications and dashboards. Hyperion’s vision for enterprise metrics management will be unveiled coincident with the company’s integrated platform launch in January 2004.

•	Integrate Hyperion and Brio platform technologies to create a common environment addressing the full spectrum of query, reporting and analysis. Early product previews will be featured at Hyperion’s Solutions user group conference in Chicago in April 2004.

     “With this acquisition, Hyperion will have the broadest suite of Business Performance Management solutions. This integration will provide our customers with increased visibility into the performance of their operations and the context to understand the implications of both operational and financial data,” said Rodek. “Customers are telling us they truly value this capability and that there is no other integrated vendor solution available to deliver it.”

     “With the planned acquisition, we will have a much stronger position in business intelligence and will be able to work with a new and, for Hyperion, previously untapped group of customers earlier in their Business Performance Management adoption cycles.”

Positive Feedback from Customers, Partners and Industry Analysts

     Hyperion also said the proposed combination of the two companies has earned positive reviews by customers, partners and industry analysts.

     “As a long-term customer of both Hyperion and Brio, The University of Texas M.D. Anderson Cancer Center is delighted with the prospect of a combined company,” said Terie McClintock, manager, financial systems administration. “We are already developing plans to take advantage of the higher level of product integration that will result.”

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Organization Planning

     Hyperion and Brio integration teams have made significant progress in planning for the combined companies’ organization structure. Hyperion expects that all decisions regarding the organizational design will be complete prior to the closing of the acquisition. As was disclosed in the preliminary S-4 filed on August 15, Craig Brennan, Brio’s president and chief executive officer, will be employed by Hyperion as an advisor until June 30, 2004. Craig Collins, Brio’s chief financial officer, will be employed by Hyperion as an advisor until at least 10 business days following Hyperion’s first earnings announcement following completion of the merger. Jeff Rodek, Godfrey Sullivan, Hyperion’s president and chief operating officer, and David Odell, Hyperion’s chief financial officer, will continue in their current positions.

     Also after the completion of the merger, one of the following current members of Brio’s board of directors — Yorgen Edholm, John Mutch or Edward Saliba — will be appointed to become a member of the Hyperion board of directors.

Conference Call

Hyperion’s executive management will host a conference call today, September 10, 2003, at 5:00 p.m. Eastern to discuss the companies’ integration planning efforts in more detail. The call will be webcast live with access from the Investor Relations section of Hyperion’s website at www.hyperion.com. A replay of the webcast will also be available from Hyperion’s website.

About Hyperion

Hyperion is the global leader in Business Performance Management software that enables companies to translate strategies into plans, monitor execution and provide insight to improve financial and operational performance. More than 6,000 customers worldwide use Hyperion’s Business Performance Management family of packaged and tailored applications and its leading business intelligence platform. Hyperion has a network of more than 330 partners to provide innovative and specialized Business Performance Management solutions and services.

Headquartered in Sunnyvale, California, Hyperion generated annual revenues of $510 million in fiscal 2003. The company employs more than 2,200 people in 20 countries and is represented in 16 additional countries through distributor relationships. Hyperion is traded under the Nasdaq symbol HYSL. For more information, please visit www. hyperion.com, www.hyperion.com/contactus or call 800 286 8000 (U.S. only).

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Safe Harbor

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other reports filed by Hyperion with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information About the Proposed Merger and Where You can Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names,

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affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.